UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Extraordinary General Meeting of Shareholders

On November 20, 2017, KB Financial Group Inc. (“KB Financial Group”) held an extraordinary general meeting of shareholders. Among four agenda items listed below, Agenda Items 1 and 2 were approved and ratified as originally proposed, while Agenda Items 3 and 4 were rejected.

Agenda

Agenda Item 1.	Appointment of an executive director (Mr. Jong Kyoo Yoon, executive director nominee): Approved as originally proposed.

Agenda Item 2.	Appointment of a non-standing director (Mr. Yin Hur, non-standing director nominee): Approved as originally proposed.

Agenda Item 3.	Appointment of a non-executive director (proposed by the Labor Union of Kookmin Bank and others)*: Rejected

Agenda Item 4.	Amendment of the Articles of Incorporation (proposed by the Labor Union of Kookmin Bank and others)*: Rejected

*	Shareholders’ proposal from the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union

Details of the re-appointed executive director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Jong Kyoo Yoon	October 1955	3 years	No

•    Chairman & CEO, KB Financial Group (Current)

•    President & CEO, Kookmin Bank (Current)

•    Deputy President, Chief Financial Officer (2010~2013) and Chief Risk Officer (2010~2011), KB Financial Group

•    Senior Advisor, Kim & Chang (2005~2010)

•    Senior Executive Vice President and Head of Retail Banking Group, Kookmin Bank (2004)

•    Senior Executive Vice President, Chief Financial Officer and Chief Strategy Officer, Kookmin Bank (2002~2004)

•    Senior Partner, Samil Accounting Corporation

•    Ph.D. in Business Administration, Sungkyunkwan University

Details of the newly appointed non-standing director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Yin Hur	December 1961	2 years and 4 months*	Yes

•    Senior Executive Vice President, Sales Group, Kookmin Bank (Current)

•    Senior Managing Director, Strategy & Finance Planning Group (2015)

•    Managing Director, Credit Analysis Division, Kookmin Bank (2013~2014)

•    General Manager, Samsung Town Corporate Banking Branch, Kookmin Bank (2012~2013)

•    General Manager, Shinrim Nambu Branch, Kookmin Bank (2008~2011)

•    General Manager, Dongbu Corporate Banking Branch, Kookmin Bank (2005~2008)

•    M.A. in Law, Graduate School of Seoul National University

*	The term of office of Mr. Yin Hur will expire on the date of the 12th annual general meeting of shareholders, which is expected to be held in March 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 20, 2017	By:	/s/ Jae Keun Lee
(Signature)

	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer